Exhibit 99.1

March 2024 SunCar – Leading Technology Platform For B2B Automotive Services and eInsurance Citizens JMP Technology Conference Presentation

This document contains forward - looking statements regarding SunCar Technology Group Inc . , a Cayman Islands exempted company, NASDAQ Ticker Symbol : SDA (the “Company”) . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminologies such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us . We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur, except as required by the applicable law, regulations and rules . Cautionary Statement Concerning Forward Looking Statements

Company Profile

SunCar Overview

SUNCAR

Platform Highlights

- **Leading platform in China for digitized enterprise Auto Services and Auto eInsurance**
- **~$120B[1] total addressable market in Insurance and ~$20B[2] addressable market for B2B Auto Services in China**
- **B2B online platform for Auto Services complements the Auto eInsurance solution and creates synergistic revenue potential**
- **App-based integrations with an expansive B2B services network, enabling an asset-light, low CapEx business model**
- **Proven, state-of-the-art, multi-tenant digital system with an innovative online Auto Services and eInsurance platform**

Key Financial Metrics

Total Revenue[3]

$ in millions


CAGR: ~17%
$249
$282
$317
2021
2022
LTM June 2023

Strong 1H YoY Total Revenue Growth from 2022 – 2023[4]

$ in millions


YoY Growth: ~28%
$125
$159
1H 2022
1H 2023

Note: Historical financials based on public filings . Non-financial metrics are last-twelve-month (LTM) as of December 2023
(1) Based on total Insurance GMV, "China motor insurance industry to reach $171.9 billion by 2028, forecasts GlobalData"
(2) Based on Auto Services TAM Analysis (Slide 12)
(3) Revenue CAGR based on USD revenue for period as of 2021-2023 LTM Ending June 2023
(4) YoY Growth is based on USD revenue for 6-month ending June 2022 and 6-month ending June 2023

4

Impacted by COVID Shutdowns $37 $77 $138 $220 $265 $239 $249 $282 $317 2021 2022 LTM June 2023 Consistent and Steady Long - Term Growth Steady revenue growth across economic cycles 5 Total Revenue (2015 – LTM June 2023) (1) 2015 – LTM (2) June 2023 ~33% CAGR 2015 2016 2017 2018 2019 2020 Supported by developed capabilities and enterprise clients Digital Platforms for Auto Service and eInsurance Asset - light and scalable business running on fully digital systems Strong and Growing Supplier Network Over 46,000 suppliers in over 350 cities Sticky B2B Client Base Over 1,300 enterprise clients with high retention $ in millions Note: Non - financial metrics as of December 2023. Historical financials based on public filings (1) 2015 – 2019 total revenue unaudited (2) Last twelve months as of June 2023 x Full back - end integration with major auto insurance companies in China x COVID - 19 shutdowns resulted in a significant reduction in vehicle usage, impacting the business’s Auto Services segment Commentary

One Stop Solution for Auto Services and eInsurance 6 One Stop Auto Services Solution for Enterprise Clients SunCar Capability Demands from enterprise clients Nationwide coverage Full services Online digital systems Validated quality and economies of scale ▪ Full geographic coverage to serve end customers across China ▪ Services offered to both vehicles and vehicle owners ▪ Digitalized service package embedded into enterprise clients’ apps ▪ Quality service at competitive prices ▪ Significant economy of scale as number of service increases One Stop Auto eInsurance Technology Platform SunCar Capability Industry pain points Online insurance with optimal cost Automated on - demand services Transparent and efficient ▪ High marketing & sales cost ▪ Ability to customize and optimize insurance for end customers ▪ Opaque insurance pricing restricts price optimization ▪ Time consuming, inefficient and manual application process 2 - minute turnaround

Mr. Zaizhang Ye Co - Founder, Chairman & CEO • 23 years management & entrepreneurship experience • 15 years of Auto Service experience Our management has experience in the Auto Services and Insurance industry with a deep understanding and innovative mindsets regarding industry value chain and client needs Mr. Zhunfu Lei Co - Founder, CTO Ms. Saiye Gu Co - Founder, COO Mr. Bohong Du Co - Founder, CFO Passionate, Experienced and Innovative Management Team 7 Mr. Stanley Yang CSO Ms. Jennifer Jiang IRD

Auto Services and Insurance Markets in China

China is one of the largest markets globally in registered cars China is the Largest and Fastest Growing Car Market in the World (1) Hedges & Company – Estimated (2) Hedges & Company – Estimated (3) Chinese Ministry of Public Safety (4) Wall Street Journal – Estimated (5) ACEA – Estimated 9 16M 11M 35M (4) US EU China Registered Cars by Country (2023) Estimated New Cars Sold in 2023 The Chinese market growth more than 2x the US market and more than 3x the European market in number of new cars China (3) : 336M Cars US (1) : 292M Cars EU (2) : 288M Cars (5) (3)

B2B Auto Services Market in China

SUNCAR

SunCar is China's Largest Fully Digital B2B Auto Service Platform

Integrated Automobile Services Market

B2B Services

B2C Services

SunCar focuses on B2B services for cars and car owners

Commentary

- As the largest passenger vehicle market in the world, China's high car ownership rate generates huge market potential for China's B2B Auto Services market
- SunCar's technology platform streamlines and improves large enterprises' ability to offer Auto Services to end customers

10

B2B Auto Services Market in China (cont’d) 11 % of Cars Receiving Car Services 30% 25% 20% $18B $15B $12B $150 24B 20B 16B 200 Average Annual Value / End Customer 30B 25B 20B 250 Commentary • Potential upside as the percentage of car owners receiving car services through SunCar platform significantly increase • Opportunity to expand given entrenched relationship and experience with some of the largest banking and insurance clients in China Auto Services TAM # of Total Cars in China 2026E (1) % of Car Owners receiving Car Services (2) Total Auto Services End Customers in China Average Annual Value per Eligible End Customer (2) Total Addressable Market (2026E) SunCar’s Current Auto Services Revenue (2) ~400M 25% ~100M ~$200 ~$ 20B $208M Auto Services TAM Sensitivity (1) Estimates assume 7% CAGR based on a 3 - year average growth of total cars in China from 2020 to 2022. (2) Management guidance (3) Implied market share calculated as SunCar’s Current revenue on an LTM basis ending June 2023 divided by total addressable market in 2026E Implied Market Share based on current revenue (3) ~1%

$116 $123 $129 $134 $140 $153 $146 2022 2023E 2024E 2025E 2026E Note: Non - financial metrics as of December 2023 (1) GlobalData – Based on Auto Insurance gross written premiums (2) Based on SunCar total GMV in the last - twelve - month (LTM) as of December 2023 2027E 2028E China Auto Insurance Industry 12 ~$120B (1) Total Auto Insurance GMV $ in billions Based on a $1.3B total GMV, SunCar has an implied market share of ~1% , presenting significant potential for revenue expansion ~$1.3B (2) SunCar eInsurance GMV Projected Growth in China’s Auto Insurance Industry (1) SunCar Market Penetration

SunCar Auto Insurance – Serviceable Market

Market Share by Insurance Company[1]


Others, 9%
PICC, 32%
Company 4-10, 21%
Pacific Insurance, 13%
PingAn, 25%

Top-10 Market Share: ~91%

Commentary

- ✓ **SunCar's platform is integrated with 80+ insurance companies including each of the top 10 Insurance companies**
- ✓ Technology integrations with top Insurance companies enable fully customizable eInsurance offerings for end customers in < 2 minutes

Extensive Cooperation with the Largest Insurance Companies


PICC
中国人民保险
中国平安
PING AN
中华保险
CHINA INSURANCE
中国人寿财险
CHINA LIFE P&C
中国太平
CHINA TAIPING
太平洋保险
CPIC
阳光保险
中国大地保险
China Continent Insurance

62,000+
Auto Service vendors selling eInsurance through SunCar platform

2 Minutes
Average time to purchase Auto eInsurance with SunCar

85 (including top-10)
Connected Insurance companies

Note: Non-financial metrics as of December 2023
(1) Shisanjing Consulting

13

Digitized Platform for Auto - Services

Strong Momentum and Market Share Expansion in Auto Services

SUNCAR

Full-Service Coverage

Select Maintenance Services

- Carwash
- Oil Change
- Car Overhaul
- Tire Repair

Select VIP Services

- Flight Pickup
- Driver Service
- Road Assistance
- Emergency Services

Offering full spectrum Auto Services

- 300+ types of services
- Auto Services market in China continues to grow and has yet to return to pre-pandemic level

Key Financial Metrics

Auto Services Business Revenue[1]

$ in millions



CAGR ~8%
$188
$199
$208
2021
2022
LTM June 2023

Strong Enterprise Client Growth from December 2022 to June 2023



Growth ~16%
December 2022
June 2023

Note: Non-financial metrics as of December 2023

(1) Revenue and revenue CAGR based on USD revenue for period of 2021 – 2023 1H Ending June 2023

15

Traditional Process For Auto Services Is Manual and Inefficient Customer Pain Points Service Shop Pain Points End Customers Service Shops Find Service Shops Sales & Marketing RFQ Send/ Receive RFQ Service Shop Diligence Respond/ Review RFQ Review & Compare RFQs Negotiate Final Price Wait for RFQ Decision Award/ Receive Service Order Customers Go to Service Shops Prepare Perform Services Inspect/Review Services Wait to Receive Payment Make payment 16 Unable to find discounts at traditional service shops Difficulty finding the highest rated local service shops No unified platform for Auto Services Service shops offer single product solutions and lack ability to cater to multiple auto needs No access to large enterprise partnerships Limited visibility to end customers Low brand loyalty among consumers High customer acquisition costs

17 SunCar Process Solves The Pain Points Banks / Insurance Companies End Customers SunCar Service Providers Full Geographic Coverage 300+ Service Offerings Streamlined Automated Process for B2B Clients and their End Customers Large Enterprise Partnerships High Brand Loyalty Access to Large Network of Auto Service Shops Unified Platform High Customer Visibility Low CAC Real Time Customer Tracking Note: Non - financial metrics as of December 2023

SunCar Auto Services Platform – Business Model


62,000+ Enterprise Clients
Bank
Bank Customer
Bank Mobile App
$ (Revenue)
APP POWERED BY SUNCAR
Car Service Credit Balance: $200
SunCar Auto Services Platform
1 OPTIONS
CAR WASH
OIL CHANGE
ROADSIDE
2 SEARCH
LOCATION
TYPE
PRICE
REVIEW
3 SELECT
VENDOR 1
VENDOR 2
VENDOR 3
VENDOR 4
4 SCHEDULE
12:03
Thursday, May 14
✓ Customizable menu
✓ Nationwide coverage
✓ 46,000 vendor options across country
✓ Automated scheduling
✓ Ease of use
$ (COGS)
QR based payment (cashless or discounted)
Connecting to Over 46,000 Suppliers and Car Service Vendors
Vendor 1
Vendor 2
Vendor 3
~19M Auto Service transactions completed for B2B enterprise clients

Note: Operating metrics as of December 2023

18

Highly Integrated SunCar Auto Services Technology Platform



Enterprise Clients
880+ Bank Clients
280+ Insurance Company Clients
200+ Clients in OEM, Internet Companies, Airlines, etc.
100% Digital
Large Service Network
SUNCAR
AI-Enabled
Real-Time Tracking
Service Shops
Connect & manage over 46,000 suppliers
Provides digital platform systems
User-friendly, high efficiency operation tools
End Customers
Members
Customers
Users

Note: Non-financial metrics as of December 2023

19

Marquee Enterprise Clients with Significant Land and Expand Opportunities 20 SunCar’s nationwide reach has created significant opportunity to land and expand across large banking, insurance, and other organizations across China >880 Banks >280 Insurance Companies >200 Enterprise Clients in OEM, Internet Operator, Airline, etc… Note: Non - financial metrics as of December 2023

Strong Growth Across Top Five Auto Services Enterprise Clients Customer 1 15% Customer 2 9% Customer 3 5% Customer 4 3% Customer 5 2% All Others 66% Note: Non - financial metrics as of December 2023 (1) Revenue and CAGR based on combined USD revenue for top five customers across the period of 2021 – 2023 • Customers from various industries including Banking, Insurance, and OEMs • Top 5 customer revenue CAGR of ~70% (1) since 2021 • Low revenue concentration • Steadily increasing branch presence across each of the top 5 customers Commentary 21

Land & Expand – Auto Services Clients Case Studies Top - 2 Banking Clients Note: Non - financial metrics as of December 2023 (1) Public Sources (2) Revenue growth based on USD revenue for the period 2021 – 2023. Based on estimated 2023 Revenue for Bank 1 and Bank 2 22 Enterprise Client Description (1) SunCar Service Overview Land Expand SunCar Revenue Growth (2021 - 2023) (2) Top 3 Chinese Bank 300M+ Banking Retail Customers 22,000+ Branches Auto Services to bank end customers 1 Branch in 2015 130 Branches in 2024 ~400% Bank 1 Top 3 Chinese Bank 700M+ Banking Retail Customers 13,000+ Branches Auto Services to bank end customers 2 Branches in 2016 42 Branches in 2024 ~600% Bank 2

SunCar Auto Service Platform – Growth Strategy 23 Expansion of the Types and Volume of Auto Services Expand with Existing Enterprise Clients International Expansion Through M&A Opportunities Regional Expansion

Technology Enabled Auto eInsurance

China’s Leading Digital Auto eInsurance Platform (1) Revenue CAGR based on USD revenue for the period 2021 – LTM June 2023. Non - financial metrics as of December 2023 (2) Total eInsurance revenue includes SaaS and Technology Services (3) YoY Growth is based on USD revenue for 6 - month ending June 2022 and 6 - month ending June 2023 25 Online Quotation and CRM System Zero Insurance Risks or Loss Exposure Direct Connection to Car Insurance Database System Features Highly Integrated Highly Secured Cloud Based High Accuracy Hassle Free $61 $83 $109 FY21 FY22 LTM June 2023 $35 $61 YTD June 2022 YTD June 2023 Strong YoY Revenue Growth from YTD June 2022 – YTD June 2023 (2) Online Auto eInsurance Platform Total Auto eInsurance Revenue (1)(2) $ in millions $ in millions

SunCar’s Platform Offers Complete Insurance Lifecycle 26 Fully Digital User - Friendly Robust Product Offering Innovative and Efficient 2 Minutes to get Full Policy

SunCar Auto eInsurance Platform – Business Model


Connecting with 85+ Insurers Across 600+ Branches
62,000+ Sales Partners
Car Owner Connects With Sales Partner
Sales Partners
Commission & Tech Services (Revenue)
SunCar Insurance Platform
App-Based eInsurance Solution
Car Owner
Sales Partner provides Insurance Quote
Service Providers
Back-end Tech Integration
Insurers
Highly Personalized Plan
APP-BASED E-INSURANCE POLICY EXECUTION
NEV Manufacturers
E-Insurance Policy Delivered
SUNCAR
Policy Premiums ($) paid to Insurance Company

***SunCar does not underwrite Auto Insurance and hence has zero risk and exposure to Auto Insurance losses**

Note: Operating metrics as of December 2023

27

SunCar's Modern Technology Stack

SUNCAR

SunCar Cloud



Applications
Platform Integration
Infrastructure

redis | MemCached | Tomcat | MongoDB | docker

AI Task Scheduling | Hybrid Cloud | High Security

SunCar Multi-Tenant Platform

- **Enterprise Clients**
  API docking, front-end plug-in and module integration



- **OEM and Emerging NEV Companies**
  Innovative and full-service car owner interface



- **Internal Operation Staff**
  Automated, comprehensive, data driven operation platform



- **Service Providers**
  User friendly, high efficiency management and operation tools



Technology Driven

200+	134	5
Tech staff	IP registered	Top IT Awards

Managing Complexity – 40+ sub systems, 700+ customized service package, 1,100+ APP connected

Highly Configurable – infrastructure and backend solution provided by SunCar to enterprise clients for seamless plug-and-play

Note: Non-financial metrics as of December 2023

28

eInsurance Business Segments Note: Non - financial metrics as of December 2023 29 Insurance Renewal for Registered Cars New Cars / New Electric Vehicles (NEVs) SaaS & Technology Services • Auto eInsurance renewal for ~2M+ cars as of LTM June 2023 through partnership with 62K+ sales partners • High growth segment offering eInsurance for NEVs through manufacturer partnerships • ~125% revenue CAGR from 2021 to LTM June 2023 • Insurance SaaS & Technology Service for large insurance companies with revenue growing at ~190% CAGR from 2021 to LTM June 2023

New Car / NEV Insurance Driving Significant Growth

SUNCAR

NEV OEM Sales Partners Overview

- Engaging with mainstream NEV clients
- Direct cooperation with NEV manufacturing clients providing a full-spectrum eInsurance solution

Select NEV Manufacturing Sales Partners

NIO, Li Auto, TESLA, SERES, SAR, 极氪, 小鹏, NOVATE, VOYAH, LOTUS, CHERY, LEAPMOTOR

	EV Company 1	EV Company 2
Sales Partner Description	Top 10 Largest Chinese EV Provider[1]	Top 10 Largest Chinese EV Provider[1]
Service Overview	Auto eInsurance for NEVs	Auto eInsurance for NEVs
Land	Relationship Started in 2020	Relationship Started in 2021
Expand	~367k cars insured (2023)	~100k cars insured (2023)
SunCar Revenue Growth (2021-2023)[2]	**~290%**	**~200%**

Note: Non-financial metrics as of December 2023

(1) The China Project: https://thechinaproject.com/2023/05/18/chinas-top-15-electric-vehicle-companies/

(2) Revenue growth based on USD revenue for the period 2021 – 2023

30

SunCar’s Insurance Platform – Growth Strategy 31 International Expansion Through M&A Opportunities Regional Expansion for all Registered Vehicles Exploding Demand for EV Sales in China Higher Volume - based Commissions With the Continuous Expansion of Car Ownership in China

Financial Summary

Annual P&L

($ in millions)	FY2021A	FY2022A	LTM June 2023
Revenue			
Auto Services	$188	$199	$208
Auto eInsurance Business	$61	$83	$109
Insurance Intermediation Service	*$57*	*$68*	*$86*
Technology services	*$5*	*$15*	*$23*
Total Revenue	**$249**	**$282**	**$317**
Revenue YoY Growth %	*4.3%*	*13.3%*	*21.6%*
Operating costs and expenses			
Integrated service cost	($157)	($167)	($178)
Promotional service expenses	(55)	(66)	(87)
Selling expenses	(13)	(16)	(22)
General and administrative expenses	(10)	(38)	(37)
Research and development expenses	(4)	(8)	(11)
Total Operating Costs and Expenses	**($239)**	**($295)**	**($334)**
Operating Profit	**$10**	**($13)**	**($17)**
Other income, net	0	2	1
Profit before Income Tax	**$11**	**($11)**	**($16)**
Income tax expense	(1)	(0)	(0)
Income from Continuing Operations, net	**$10**	**($11)**	**($16)**
Net loss from discontinued operations, net of tax	(28)	(1)	0
Net Profit	**($18)**	**($12)**	**($16)**
Foreign currency translation difference	1	(2)	(3)
Total Comprehensive Income (loss)	**($17)**	**($14)**	**($19)**

- In the first half of 2023, the Auto Services business was recovering from the aftermath of COVID-19 and sluggish return-to-office
- eInsurance growth fueled by the rapid adoption of electric vehicles in China as well as Suncar's strong relationship with NEV OEMs
- Promotional service expenses have been steadily increasing as the Company continues to capture market share and support the onboarding of new customers
- The steady increase in R&D expenses reflects the Company's continuous efforts in investing and building the Auto Services and eInsurance platform to drive customer acquisition and retention, as well as future revenue growth
- Low CapEx business model creates room for margin expansion and ensures capital efficiency

Note: Public filings

33

~1.6x 9.1x 8.5x 7.4x 4.4x 9.3x 11.3x Vertical Software Companies Average: 12.3x 18.1x 13.0x 13.0x 13.1x 11.7x 9.1x LTM Growth Rate (4) (%) Valuation & Growth Benchmarking 34 Insurtech Companies Average: 7.4x EV/2024E Revenue (3) 22% 9% 11% 13% 4% 10% 16% 15% 12% 19% 7% 10% 6% Average: 9.1% Average: 11.7% Note: Capital IQ (1) Data as of 3/29/2023 before Duck Creek went private (2) Data as of 9/21/2020 before Majesco went private (3) LTM growth rate as of 6/30/2023 (4) Company group growth rates based on LTM as of most recent filing (1) (2) (1) (2)

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